

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

<u>Via E-Mail</u>
David Dreslin
Chief Executive Officer
Mascot Properties, Inc.
7985 113th Street, Suite 220
Seminole, FL 33772

> **Re: Mascot Properties, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2011**
> **File No. 333-174445**

Dear Mr. Dreslin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of managing real estate properties. However, your disclosure shows that you had no assets as of March 31, 2011, other than cash of $17, no revenues, no operations and no contracts regarding the company's proposed business. Furthermore, you are not raising any funds in this offering and have no specific plans to obtain financing. In addition, the costs of this offering are $31,528. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

4. Please provide supplemental support for your factual assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example purposes only, we note the following statements:

- "Research has shown that student housing tends to rent at a premium compared with conventional apartment communities," page 19;

- "$2,000 monthly rent may be as much as 30% higher than the apartment norm for a particular geographic area," page 19;

- "Parents typically guarantee rents and pay higher security deposits to ensure safe housing with amenities that students can enjoy," page 19; and

- "Properties in this marketplace are selling at an average of 33% below 2007 property values," page 21.

5.   We note your reference throughout the registration statement to management's experience in real estate. In the business section or elsewhere, please describe management's specific real estate experience that supports such statements.

Prospectus Cover Page

6.   Please revise the cover page to reference the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Prospectus Summary, page 5

7.   We note the discussion of your business. Please balance your disclosure in the summary by discussing your competitive weaknesses and risks associated with your business and the offering. In particular, please include a discussion of the most significant risk factors associated with an investment in your securities, including your lack of operating history, the fact that you have not yet generated any revenues, and the going concern opinion issued by your auditors, including a brief explanation of its relevance to investors. In addition, please disclose, if true, that you need additional sources of funding before you can begin operations and that you have not identified any sources for this funding.

The Offering, page 6

8.   Please revise your terms of the offering section to state that your selling shareholders will sell their shares at a fixed price until such time that the shares are listed on the OTC-BB.

Risk Factors

9.   We note your disclosure on page 14 that you intend to apply for a listing on the OTC-BB concurrently with the filing of this registration statement. Please add a risk factor describing how you may fail to qualify for a listing on the OTC-BB and that you may have difficulty in finding a market maker willing to file an application on your behalf.

Description of Business, page 20

10.   We note that you do not have any employees other than your officer. Please revise to discuss how you will carry out your business operations, including the supply of your services, in light of your staffing situation. Also, please revise to discuss how the experience of your current staff is adequate to provide the services you reference in this section.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Plan of Operation, page 23

11.   Please provide a more specific description of the company's plan of operations for the next twelve months as required by Item 101(a)(2) of Regulation S-K. Specifically, please include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Directors, Executive Officers, Promoters and Control Persons, page 26

12.   Please disclose the business experience of David Dreslin for the past five years, including his principal occupation and employment, dates of employment, and the names and principal business of any company in which his employment was carried out. For example, it appears that Mr. Dreslin was the president and chief financial officer of Gulf Shores Investment Inc. Please describe his activities at Gulf Shores and the principal business of the company that was carried out. See Item 401(e) of Regulation S-K.

13.   Please revise this section to identify your promoters and state the amount of anything of value received by your promoter in connection with this offering. See Item 404(c) of Regulation S-K

Employment Agreements, page 27

14.   Please tell us whether Mr. Dreslin is entitled to any compensation in the event of a change in control or a change in his responsibilities. If so, please provide the information required by Item 402(q)(2) of Regulation S-K.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page II-1

15.   With regard to the 39 investors who purchased shares in your June 10, 2010 Regulation D, Rule 506 offering, please revise this section to name the persons or identify the class of persons to whom the securities were sold.

Exhibits

Exhibit 5.1

16.   We note that counsel has opined that when issued and delivered as contemplated by the Registration Statement, the common shares will be validly issued, fully paid, and non-assessable. We also note that all of the shares being sold in the offering are already issued and outstanding. Therefore, please have counsel revise the legal opinion to opine on whether your shares are validly issued.

17.   We note that counsel states that it relied solely upon, without independent verification or investigation of the accuracy or completeness of all written statements and other information of or from public officials, officers or other representatives of the Company and others. Please have counsel revise for consistency with the prior paragraph which states that counsel examined, among other things, the articles of incorporation, the bylaws and resolutions adopted by the board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joseph M. Lucosky
        Lucosky Brookman LLP
        Via E-mail